

March 9, 2021

Steven Felsenthal
General Counsel and Chief Compliance Officer
Millburn Ridgefield Corporation
55 West 46th Street, 31st Floor
New York, NY 10036

      Re: Global Macro Trust
           Post-Effective Amendment No. 2 to
           Registration Statement on Form S-1
           Filed February 12, 2021
           File No. 333-229651

Dear Mr. Felsenthal:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

The Risks You Face
General, page 8

1.   We note that the Trust appears to invest in futures contracts in the ordinary course of business. Please revise to disclose the material risks related to investing in futures contracts.

Virtual Currency Futures may be Volatile and may Become Illiquid, page 9

2.   We note that you have added risk factor disclosure that the "Trust may trade virtual currency futures (*e.g.*, futures contracts on Bitcoin or Ether)." Please expand your disclosure, either here or elsewhere in your filing, to address the following:

- disclose in greater detail your plans to trade digital asset futures, including whether such futures will be material to the Trust's operations or financial condition and whether the Trust has limitations or restrictions on trading digital asset futures;
- explicitly identify any digital asset futures other than Bitcoin or Ether that the Trust may trade, or, if applicable, clarify that the digital asset futures are limited to Bitcoin and Ether;
- describe in greater detail the liquidity and trading characteristics of the digital asset futures that you may trade; and
- if there are material risks unique to trading futures contracts on Bitcoin or Ether, or other digital asset futures that the Trust may trade, please include them here or as separate risks.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance